Cohen & Co

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-1A of our report dated November 19, 2025, relating to the financial statements and financial highlights of Advisors Capital Total Return – Equity Fund, Advisors Capital Small/Mid Cap Fund, Advisors Capital Tactical Fixed Income Fund, Advisors Capital Active All Cap Fund and Advisors Capital Growth Fund, each a series of Neiman Funds, which are included in Form N-CSR for the year or period ended September 30, 2025, and to the references to our firm under the headings “Other Fund Service Providers” and “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ Cohen & Company, Ltd.

COHEN & COMPANY, LTD.

Milwaukee, Wisconsin

January 27, 2026